February 29, 2008
Ms. Lynn Dicker
Reviewing Accountant
Securities & Exchange Commission
Washington, DC 20549
Ref:	Perceptron, Inc. Amended Form 10-K/A for the Fiscal Year Ended June 30, 2007 File No. 000-20206
Dear Ms. Dicker:
Below are Perceptron, Inc.’s responses to your letter dated January 18, 2008.
Item 8. Financial Statements and Supplementary Data, Page 28
Notes to Consolidated Financial Statements, Page 34
Note 1. Summary of Significant Accounting Policies, Page 34
Short-Term Investments, Page 35
We note you determined that $6.3 million of your auction-rate securities held at June 30, 2007 started failing beginning in August 2007 and that you identified approximately $370,000 of a temporary impairment related to these auction-rate securities in October 2007. We note similar disclosures within your September 30, 2007 Form 10-Q. Please tell us and revise your future filings to explain how you determined the timing when to record the aforementioned impairment and the amount of impairment to be recorded related to these auction-rate securities. Refer to the guidance in SFAS 115 and EITF 03-01.
Response:
The Company evaluates its investments at each balance sheet date for temporary versus other-than-temporary impairment by reviewing factors such as the length of time and extent to which fair value has been below the cost basis, the anticipated recovery period, the financial condition of the issuer, the credit rating of the instrument and the Company’s ability and intent to hold the investment for a period of time which may be sufficient for recovery of the cost basis. In November 2007, the Company received a statement from its broker which indicated that the fair value of one of its auction rate securities had declined by $370,000 as of October 31, 2007. This was the first statement received by the Company from its broker indicating a decline in the fair value of its investment. Accordingly, the Company included disclosure in its Form 10-K/A for the year ended June 30, 2007, filed on November 16, 2007 and its Form 10-Q for the quarter ended September 30, 2007, filed on November 16, 2007, advising shareholders of this subsequent event which occurred after the September 30, 2007 balance sheet date.

In future filings, the Company will expand its footnote disclosure to address specific criteria which the Company has evaluated in order to determine the timing and amount of impairment related to auction-rate securities in accordance with SFAS 115 and EITF 03-01. In addition, the Company included expanded footnote disclosure in its quarterly report on Form 10-Q filed February 14, 2008 as shown below.
Each balance sheet date, the Company evaluates its investments for possible other-than-temporary impairment by reviewing factors such as the length of time and extent to which fair value has been below the cost basis, the anticipated recovery period, the financial condition of the issuer, the credit rating of the instrument and the Company’s ability and intent to hold the investment for a period of time which may be sufficient for recovery of the cost basis. Any unrealized gains and losses on securities are reported as other comprehensive income as a separate component of shareholders’ equity until realized or until a decline in fair value is determined to be other than temporary. If an impairment is deemed to be other-than-temporary it is recorded through operations.
As of December 31, 2007, the Company holds investments totaling $6.3 million (at cost) in investment grade auction rate securities. An auction is held every 28 days to provide holders of these auction rate securities the opportunity to increase (buy), decrease (sell) or hold their investment. Auctions for the Company’s investments in auction rate securities have been unsuccessful since August 2007.
The continued unsuccessful auctions have caused the Company to reevaluate the liquidity and fair value of these investments as of December 31, 2007. The Company believes that the anticipated recovery period for these investments is likely to be longer than twelve months and as a result has recorded these investments at December 31, 2007 as long term. To date, the Company has received all interest payments on its investments on a monthly basis. The Company has determined that its investment in Blue Water Trust I, with a cost of $3.7 million, has been other-than-temporarily impaired. Blue Water Trust I (“Blue Water”) is a Money Market Committed Preferred Custodial Trust Security (“CPS Security”) that invests in investment grade commercial paper and which has entered into a Put Agreement with RAM Reinsurance Company Ltd. (“Ram Re”), a wholly owned subsidiary of RAM Holdings Ltd., principally engaged in underwriting financial guaranty insurance. Upon exercise of the put option by Ram Re, Blue Water is required to purchase perpetual non-cumulative redeemable preference shares of Ram Re. Based on fair values provided by the Company’s broker, the Company recorded during the second quarter of fiscal 2008, a $2.6 million other-than-temporary decline in the market value of this investment as Impairment of Long-Term Investment in the income statement. Based on fair values provided by the Company’s broker, the Company recorded in the second quarter ended December 31, 2007, a temporary decline of $126,000 in the market value of its two remaining investments with a cost of $2.6 million in Other Comprehensive Income on the Balance Sheet based on the Company’s analysis of temporary versus other than temporary impairment factors. These remaining two investments are custodial receipts for separate series of Floating Rate Cumulative Preferred Securities issued by Primus Financial Products, LLC, an indirect subsidiary of Primus Guaranty, Ltd., principally engaged in selling credit swaps against credit obligations of corporate and sovereign issuers. The Company evaluates these investments at each balance sheet date. There is risk that evaluations based on factors existing at future balance sheet dates could require the recording of additional temporary declines in Other Comprehensive Income on the Balance Sheet or could ultimately result in a determination that there is a decline in value that is other than temporary and a loss would be recognized in the income statement at that time.
Note 9, Stock Incentive Plans, Page 41
We note from your disclosures that you utilize the Black-Scholes option pricing model to determine the fair value of your stock options. Please revise future filings to explain how you determined the assumptions utilized in these models including volatility, risk free interest rate, expected life, etc. Refer to the guidance in paragraphs A240-242 of SFAS 123(R) and SAB Topic 14.
Response:
In future filings, the Company will expand the stock incentive plan footnote discussion to include an explanation of how the assumptions utilized in pricing stock options by using the Black-Scholes option pricing model were determined. In addition, the Company included expanded footnote disclosure in its quarterly report on Form 10-Q filed February 14, 2008 as shown below.
The Company elected the modified prospective transition method for adopting SFAS 123R. Under this method, the provisions of SFAS 123R apply to all awards granted or modified after the date of adoption. The Company continues to use the Black Scholes model for determining stock option valuations. The Black Scholes model requires subjective assumptions, including future stock price volatility and expected time to exercise, which affect the calculated values. The expected term of option exercises is derived from historical data regarding employee exercises and post-vesting employment termination behavior. The risk-free rate of return is based on published U.S. Treasury rates in effect for the corresponding expected term. The expected volatility is based on historical volatility of the Company’s stock price. These factors could change in the future, which would affect the stock-based compensation expense in future periods.
Item 9A. Controls and Procedures, Page 47
We note your statement that your certifying officers concluded that the company’s disclosure controls and procedures are “not effective in causing the material information required to be disclosed in the reports that [you] file or submit under the Securities Exchange Act of 1934 to be recorded, processed, summarized and reported, to the extent applicable, within the time periods required for [you] to meet the SEC filing deadlines for these reports specified in the SEC’s rules and forms.” We note similar language included in your September 30, 2007 Form 10-Q. The language that is currently included after the words “not effective” in your disclosure appears to be superfluous, since the meaning of “disclosure controls and procedures” is established by Rule 13a-15(e) of the Exchange Act. Please revise your future filings to remove the language or to revise the disclosure so that the language that appears after the words “not effective” is substantially similar in all material respects to the language that appears in the entire two-sentence definition of “disclosure controls and procedures” set forth in Rule 13a-15(e).

Response:
In future filings, the Company will revise the language used to discuss the evaluation of the effectiveness of the design and operations of the Company’s disclosure controls and procedures to include language substantially similar in all material respects to the language that appears in the entire two-sentence definition of “disclosure controls and procedures” set forth in Rule 13a-15(e) of the 1934 Act. The Company modified its disclosure under Item 4. Controls and Procedures in its quarterly report on Form 10-Q filed February 14, 2008 as shown below.
The Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures pursuant to Rule 13a-15 of the Securities Exchange Act of 1934 (the “1934 Act”). Based upon that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2007, the Company’s disclosure controls and procedures were not effective. Rule 13a-15(e) of the 1934 Act defines “disclosure controls and procedures” as controls and other procedures of the Company that are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the 1934 Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the 1934 Act is accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.
Exhibits 31
We note that the certifications filed pursuant to Exchange Act Rule 13a-14(a) are not in the exact form prescribed by Item 601(b)(31) of Regulation S-K. Specifically, we note that you improperly include the title of the certifying official in the introduction of your certification. We note similar modifications within your September 30, 2007 Form 10-Q. Please revise your certifications in future filings to conform to the exact wording required by Item 601(b)(31) of Regulation S-K.
Response:
In future filings, the Company will revise the certifications to conform to the exact wording required by Item 601(b)(31) of Regulation S-K. The Company modified its certifications in its quarterly report on Form 10-Q filed February 14, 2008 as shown below.

EXHIBIT 31.1
Certification Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934
I, Harry T. Rittenour, certify that:
1.	I have reviewed this Quarterly Report on Form 10-Q of Perceptron, Inc.;
2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4.	The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:
(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
(b) [Omitted pursuant to SEC Release 33-8238];
(c) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
(d) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and
5.	The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and
(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.
Date: February 14, 2008

/s/ Harry T. Rittenour
Harry T. Rittenour
President and Chief Executive Officer
EXHIBIT 31.2
Certification Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934
I, John H. Lowry III, certify that:
1.	I have reviewed this Quarterly Report on Form 10-Q of Perceptron, Inc.;
2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4.	The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:
(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
(b) [Omitted pursuant to SEC Release 33-8238];
(c) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and
5.	The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):
(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and
(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.
Date: February 14, 2008

/s/ John H. Lowry III
John H. Lowry III
Vice President and Chief Financial Officer

Company Statement
The Company acknowledges that
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;
•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Sincerely,
/s/ John H. Lowry III
John H. Lowry III
Vice President and Chief Financial Officer